

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Via E-mail
Kimberly S. Bowers
Chairman of the Board, Chief Executive Officer and President
CST Brands, Inc.
One Valero Way
Building D, Suite 200
San Antonio, Texas 78249

> **Re:** **CST Brands, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 13, 2013**
> **File No. 333-191165**

Dear Ms. Bowers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are proposing to register the 5.0% Senior Notes due 2023 in reliance on the position that the staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Cover Page

2.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Forward Looking Statements, page 1

3.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 6

4.   At page 6, you reference the staff's interpretations rendered to unrelated third parties. Please advise us whether you are intending to register this exchange offer based on the position that the staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), each as also referenced above. If so, please discuss in necessary detail the factual and legal basis for your belief that the transaction would be consistent with the previously enunciated staff positions in that regard. In particular, we note that the outstanding notes were initially issued to Valero Energy Corporation ("Valero"), rather than to a broker-dealer, as in the aforementioned previously enunciated staff positions, and Valero subsequently transferred the notes to Credit Suisse Securities (USA) LLC ("Credit Suisse") in exchange for the satisfaction and discharge of short-term debt obligations of Valero to Credit Suisse. In your explanation, please explain the exemptions from registration relied upon in each of the transactions mentioned above. We may have additional comments.

Summary of the Terms of the Exchange Notes, page 10

5.   Please clarify whether the subsidiary guarantees are "full and unconditional" and "joint and several" and revise your disclosure accordingly. Please refer to Rule 3-10(f)(2) of Regulation S-X. Please revise here and throughout the document as necessary.

Risk Factors, page 13

6.   We note that, in your second quarter 2013 earnings conference call on August 13, 2013, you mentioned the impact of a 3 week construction worker strike in Canada on your same

store sales growth. Please consider the effect of this and other similar labor issues on your business and discuss in a risk factor, as appropriate.

Volatility in crude oil and wholesale motor fuel costs. . .page 23

7.   We note that, according to your MD&A, volatility in the price of motor fuel and crude oil has had a material negative impact on your revenue in recent periods. Please prominently address this issue within your risk factor section.

The Terms of the Exchange Offer, page 31

8.   You reserve the right "to delay the acceptance of outstanding notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Legal Matters, page 191

9.   You state that "[c]ertain additional legal matters will be passed upon for us by Baker Botts L.L.P., Houston, Texas." Please clarify what legal matters will be passed upon by Baker Botts L.L.P. or delete this language, as appropriate.

Item 22. Undertakings, page II-3

10.   Please provide the undertakings required by Regulation S-K Items 512(a)(5)(ii) and (a)(6).

Signatures, page II-10

11.   Please delete the language stating that "the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-4," and similar language on all signature pages with respect to each of the registrants.

12.   Please include signatures to the registration statement for Real Estate Ventures, LLC.

Index to Exhibits

Exhibit 4.1

13.   We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the Exchange Notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above,

please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. In your analysis, please focus on Section 10.05(a) of the Indenture filed as Exhibit 4.1 to the Form 8-K filed on May 1, 2012.

Exhibit 5.1

14. We note counsel's assumption in the second paragraph of the opinion letter that parties "had the power, corporate or otherwise, to enter into and perform all obligations thereunder," and that counsel has "also assumed the due authorization by all requisite action, corporate or otherwise, by such parties. . ." Please have counsel revise to delete the assumptions with respect to the company and those subsidiary guarantors that are incorporated in Texas and Delaware. Counsel may assume these matters for third parties but not for the aforementioned parties.

15. Please remove the assumption in paragraph (a) on page 2 of the opinion letter or explain why this assumption is necessary to the opinion rendered.

16. Please remove the language included in the second sentence of the third paragraph on page 2 of the opinion stating that "…such laws do not affect any of the opinions set forth herein" as this statement appears to be inaccurate, considering you refer to the opinions on Arkansas and Michigan law that separate counsel is providing.

Exhibit 5.2

17. We note counsel's assumption in the third paragraph of the opinion letter that the parties "had the power, corporate or otherwise, to enter into and perform all obligations thereunder," and that counsel has "also assumed the due authorization by all requisite action, corporate or otherwise, by such parties. . ." Please have counsel revise to delete the assumptions with respect to the company. Counsel may assume these matters for third parties but not for the company.

18. Please remove the assumption in paragraph (a) on page 2 of the opinion letter or explain why this assumption is necessary to the opinion rendered.

19. We note that counsel's opinion is limited to the laws of the state of Arkansas and applicable federal law; however, the indenture is governed by the laws of the state of New York. We also note counsel's opinion in point (4) on page two of the opinion letter that that guarantee will constitute a "valid and binding obligation" of the company. For the notes and guarantees being registered, counsel must opine on the laws of the state governing the indenture. Accordingly, please have counsel revise its opinion as necessary to ensure that its opinion as to whether the debt securities will constitute binding obligations of the company is under the state law governing the indenture, or delete the reference to "valid and binding obligation."

Exhibit 5.3

20.   We note counsel's statement on page 1 that counsel "[has] not reviewed any documents
       other than the documents listed in paragraphs (a) through (g) above." Counsel must
       examine all documents necessary to render the required opinions. Please have counsel
       remove the limitation regarding the documents that counsel has examined, and ask
       counsel to include a statement that counsel has examined the enumerated documents and
       any other materials necessary and appropriate for counsel to render the required opinions.

21.   Please remove the assumption in paragraph (a) on page 2 of the opinion letter or explain
       why this assumption is necessary to the opinion rendered.

22.   Refer to the last paragraph of the opinion letter. It is inappropriate for counsel to attempt
       to limit reliance. You may limit reliance as to subject matter legality—but not as to who
       can rely upon it or when. Please have counsel revise accordingly.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any questions.

                             Sincerely,

                             /s/ Mara L. Ransom

                             Mara L. Ransom
                             Assistant Director

cc: Gerry Spedale, Esq.